Exhibit 4(T)

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

(TIAA)

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-842-2733]

Endorsement to Your TIAA Deferred Annuity Certificate

Effective Date: [Upon Receipt/ Specific Calendar Date]

This endorsement modifies your TIAA annuity certificate. Please read this endorsement and attach it to your certificate.

The following Investment Accounts are available as of the effective date of this endorsement. Your employer plan may restrict your right to invest in some or all of the accounts:

TIAA Real Estate Account

TIAA Access Account Level [1] Subaccounts:

[SubAccount 1]

[SubAccount 2]

[SubAccount 3]

/s/ Roger W. Ferguson, Jr.
Roger W. Ferguson, Jr.
President and
Chief Executive Officer

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